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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )1

BROADCOM CORPORATION

(Name of Issuer)

Class A common stock, par value $0.0001

(Title of Class of Securities)

111320107

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 111320107			Page 2 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): HENRY SAMUELI

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 23,629,486

		6.	Shared Voting Power: 6,588,418

		7.	Sole Dispositive Power: 23,629,486

		8.	Shared Dispositive Power: 6,588,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,217,904

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.2%[2]

12.	Type of Reporting Person: IN

[2]	See Item 4

13G
CUSIP No. 111320107			Page 3 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): SUSAN FAYE SAMUELI[3]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 6,588,418

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 6,588,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,588,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person: IN

[3]	See Item 4

13G
CUSIP No. 111320107			Page 4 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): THE SHILOH TRUST [4]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 6,588,418[5]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 6,588,418[5]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,588,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person: OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

[4]	See Item 4.

[5]	Voting and dispositive power is shared by Dr. Samueli and Mrs. Samueli.

13G
CUSIP No. 111320107			Page 5 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): H&S INVESTMENTS I, L.P. [6]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 860,865[7]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 860,865[7]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 860,865

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4%

12.	Type of Reporting Person: PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

[6]	See Item 4.

[7]	Dr. Samueli has sole voting and dispositive power over these shares.

13G
CUSIP No. 111320107			Page 6 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): HS MANAGEMENT, L.P.[8]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 1,433,649[9]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 1,433,649[9]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,433,649

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.6%

12.	Type of Reporting Person: PN

[8]	See Item 4.

[9]	Dr. Samueli has sole voting and dispositive power over these shares.

13G
CUSIP No. 111320107			Page 7 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): HS PORTFOLIO L.P. [10]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 17,139,135[11]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 17,139,135[11]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,139,135

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.7%

12.	Type of Reporting Person: PN

[10]	See Item 4.

[11]	Dr. Samueli has sole voting and dispositive power over these shares.

13G
CUSIP No. 111320107			Page 8 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): HENRY SAMUELI LIFETIME BENEFIT TRUST [12]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 3,675,000[13]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 3,675,000[13]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,675,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.5%

12.	Type of Reporting Person: OO

[12]	See Item 4.

[13]	Dr. Samueli has sole voting and dispositive power over these shares.

13G
CUSIP No. 111320107			Page 9 of 19

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): H&S VENTURES LLC [14]

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 19,433,649[15]

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 19,433,649[15]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,433,649

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.5%

12.	Type of Reporting Person: OO

[14]	See Item 4.

[15]	Represents shares directly held by HS Management, L.P., HS Portfolio L.P. and H&S Investments I, L.P.

This Schedule 13G covers 30,217,904 shares of the Issuer which includes 29,697,067 shares of Class B common stock, four shares of Class A common stock and 520,833 shares of Class A common stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days of December 31, 2003. Each share of Class B common stock has the right to ten votes and each share of Class A common stock has a right to one vote on most matters submitted to a vote of the Issuer’s shareholders. Each share of Class B common stock is immediately convertible into one share of Class A common stock on a 1-for-1 basis, at the option of the holder and upon certain events.

Item 1(a)	Name of Issuer:

Broadcom Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

16215 Alton Parkway, Irvine California 92618

Item 2

(a) Name of Persons Filing:

(I) Henry Samueli, Ph.D.

(II) Susan Faye Samueli

(III) The SHILOH Trust

(IV) H&S Investments I, L.P.

(V) HS Management, L.P.

(VI) HS Portfolio L.P.

(VII) Henry Samueli Lifetime Benefit Trust

(VIII) H&S Ventures LLC

(b) Address of Principal Business Office or, if None, Residence:

2101 East Coast Highway
3rd Floor
Corona del Mar, CA 92625

(c) Citizenship:

United States

(d) Title of Class of Securities:

Class A common stock, $0.0001 par value

(e) CUSIP Number:

111320107

Page 10 of 19 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Act.

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

     Not Applicable. This Schedule is filed pursuant to 13d-1(d).

Item 4 Ownership:

               (a)-(c)

          (I) As of December 31, 2003, Dr. Henry Samueli beneficially owns 30,217,904 shares of the Issuer’s Class A common stock on an as-converted basis, representing approximately 11.2% of the outstanding shares of Class A common stock. According to the Issuer, 240,243,633 shares of Class A common stock and 65,778,605 shares of Class B common stock were outstanding as of December 31, 2003. Holders of the Issuer’s Class A common stock are entitled to one vote per share and holders of the Issuer’s Class B common stock are entitled to ten votes per share. Each share of Class B common stock is immediately convertible into one share of Class A common stock at the option of the holder and upon certain events. Dr. Samueli beneficially owns 11.2% of the outstanding shares of Class A common stock on an as-converted basis, however, through his ownership of shares of Class B common stock he has sole or shared voting power of approximately 33.1% of the total voting power of the Issuer’s shareholders.

          The 30,217,904 shares of Class A common stock which Dr. Samueli beneficially owns includes:

(A)	(i) 1,433,649 shares of Class B common stock owned by HS Management, L.P., (ii) 17,139,135 shares of Class B common stock held by HS Portfolio L.P., (iii) 860,865 shares of Class B common stock owned by H&S Investments I, L.P. H&S Ventures LLC is the general partner of each of these entities, and Dr. Samueli has sole voting and dispositive power over these shares;

Page 11 of 19 Pages

(B)	3,675,000 shares of Class B common stock held by the Lifetime Benefit Trust for Henry Samueli, for which Dr. Samueli is the sole Trustee and has sole voting and dispositive power over these shares;

(C)	6,588,418 shares of Class B common stock held by The SHILOH Trust, for which Dr. Samueli and Mrs. Susan Faye Samueli, his spouse, are co-trustees and have shared voting and dispositive power over these shares;

(D)	4 shares of Class A common stock held directly; and

(E)	520,833 shares of Class A common stock issuable upon exercise of options held by Dr. Samueli that are currently exercisable or will become exercisable within 60 days after December 31, 2003.

Dr. Samueli disclaims beneficial ownership of shares held by HS Management L.P. and HS Portfolio L.P., except to the extent of his pecuniary interest in such shares.

          Dr. Samueli is a Co-Founder and Chairman of the Board of the Issuer and has served as its Chief Technical Officer since the Issuer’s inception in 1991. Dr. Samueli also served as the Issuer’s Vice President of Research and Development from the Issuer’s inception until March 2003. Dr. Samueli obtained his ownership position in the Company prior to the Issuer’s initial public offering in April of 1998. Dr. Samueli’s direct and indirect holdings in the Issuer’s securities as of each fiscal year end from the time of the initial public offering to the December 31, 2003 is attached hereto as Schedule ‘A’. In no twelve-month period, subsequent to the Issuer’s initial public offering, has Dr. Samueli directly or indirectly acquired 2% or more of either class of the Issuer’s common stock.

          (II) As of December 31, 2003, Mrs. Susan Faye Samueli does not directly own any shares of common stock of the Issuer. As co-trustee of the SHILOH Trust, Mrs. Samueli shares voting and dispositive power with Dr. Samueli over, and is deemed to have beneficial ownership of, the 6,588,418 shares of Class B common stock held directly by the SHILOH Trust.

          (III) As of December 31, 2003, the SHILOH Trust directly holds 6,588,418 shares of Class B common stock of the Issuer. Dr. Samueli and Mrs. Samueli have shared voting and dispositive power over these shares.

          (IV) As of December 31, 2003, H&S Investments I, L.P. directly holds 860,865 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of H&S Investments I, L.P. Dr. Samueli has sole voting and dispositive power over these shares.

          (V) As of December 31, 2003, HS Management, L.P. directly holds 1,433,649 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Management, L.P. Dr. Samueli has sole voting and dispositive power over these shares.

          (VI) As of December 31, 2003, HS Portfolio L.P. directly holds 17,139,135 shares of Class B common stock of the Issuer. H&S Ventures LLC is the general partner of HS Portfolio L.P. Dr. Samueli has sole voting and dispositive power over these shares.

          (VII) As of December 31, 2003, the Henry Samueli Lifetime Benefit Trust directly holds 3,675,000 shares of Class B common stock of the Issuer. Dr. Samueli is the sole trustee and sole beneficiary of this trust. Dr. Samueli has sole voting and dispositive power over these shares.

Page 12 of 19 Pages

          (VIII) As of December 31, 2003, H&S Ventures LLC is deemed to beneficially own 19,433,649 shares of Class B common stock of the Issuer due to its role as general partner of H&S Investments I, L.P., HS Management, L.P. and HS Portfolio L.P. (see Sections IV through VI above). Dr. Samueli has sole voting and dispositive power over these shares.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

Page 13 of 19 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ HENRY SAMUELI, PH.D.

Henry Samueli, Ph.D.
Individually; and as co-trustee of the SHILOH Trust; and as trustee of the Henry Samueli Lifetime Benefit Trust; and on behalf of H&S Ventures LLC, the general partner of H&S Investments I, L.P., HS Management, L.P., and HS Portfolio L.P.

Dated: February 13, 2004	/s/ SUSAN FAYE SAMUELI

Susan Faye Samueli, as co-trustee of the SHILOH Trust

Page 14 of 19 Pages

JOINT FILING AGREEMENT

     AGREEMENT dated as of February 13, 2004 between Dr. Henry Samueli and Susan Faye Samueli.

          In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned, Dr. Henry Samueli on behalf of himself and the entities listed below his signature, and Mrs. Susan Faye Samueli as co-trustee of the SHILOH Trust, hereby agree to the joint filing of the Schedule 13G to which this Agreement is an exhibit (and any further amendment filed by them) with respect to the shares of common stock, $0.0001 par value, of the Issuer. This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated: February 13, 2004

/s/ HENRY SAMUELI, PH.D.

Henry Samueli, Ph.D.
Individually; and as co-trustee of the SHILOH Trust; and as trustee of the Henry Samueli Lifetime Benefit Trust; and on behalf of H&S Ventures LLC, the general partner of H&S Investments I, L.P., HS Management, L.P., and HS Portfolio L.P.

Dated: February 13, 2004	/s/ SUSAN FAYE SAMUELI

Susan Faye Samueli as co-trustee of the SHILOH Trust

Page 15 of 19 Pages

SCHEDULE A

I.	INITIAL PUBLIC OFFERING

     On April 16, 1998, at the time of the initial public offering (“IPO”), Dr. Samueli beneficially owned 11,475,0001shares of Class A common stock, as follows:

     A. 900,000 shares of Class B common stock held by HS Management, L.P. (“HS Management”);

     B. 4,500,000 shares of Class B common stock held by HS Portfolio, L.P. (“HS Portfolio”);

     C. 1,200,000 shares of Class B common stock held by Henry Samueli Lifetime Benefit Trust (“Lifetime Benefit Trust”);

     D. 4,500,000 shares of Class B common stock held by the SHILOH Trust, previously known as the Samueli Family 1995 Trust, (“SHILOH Trust”); and

     E. Dr. Samueli held options to acquire 375,0002shares of Class B common stock.

II.	1998

     As of December 31, 1998, Dr. Samueli beneficially owned 10,450,0011shares of Class A common stock, as follows:

     A. 900,000 shares of Class B common stock continued to be held by HS Management;

     B. 4,500,000 shares of Class B common stock continued to be held by HS Portfolio;

     C. 1,200,000 shares of Class B common stock continued to be held by the Lifetime Benefit Trust;

     D. 3,475,000 shares of Class B common stock held by the SHILOH Trust;

     E. Dr. Samueli directly held one share of Class A common stock; and.

     F. Dr. Samueli continued to hold options to acquire 375,0002shares of Class B common stock.

     Dr. Samueli acquired, through gift, one share of Class A Common Stock during 1998.

III.	1999

     As of December 31, 1999, Dr. Samueli beneficially owned 18,355,7523shares of Class A common stock, as set forth below. The following gives effect to the Issuer’s 2-for-1 stock split in the form of a 100% stock dividend effective on February 17, 1999.

     A. 1,722,500 shares of Class B common stock held by HS Management;

     B. 9,000,000 shares of Class B common stock held by HS Portfolio;

Page 16 of 19 Pages

     C. 2,400,000 shares of Class B common stock held by the Lifetime Benefit Trust;

     D. 4,826,975 shares of Class B common stock held by the SHILOH Trust;

     E. Dr. Samueli held options to acquire 406,2752shares of Class B common stock; and

     F. Dr. Samueli held two shares of Class A common stock.

     There were no acquisitions during 1999.

IV.	2000

     As of December 31, 2000, Dr. Samueli beneficially owned 34,025,1764shares of Class A common stock, as set forth below. The following gives effect to the Issuer’s 2-for-1 stock split in the form of a 100% stock dividend effective on February 11, 2000.

     A. 3,208,649 shares of Class B common stock held by HS Management;

     B. 18,000,000 shares of Class B common stock held by HS Portfolio;

     C. 4,800,000 shares of Class B common stock held by the Lifetime Benefit Trust;

     D. 7,510,131 shares of Class B common stock and 142 shares of Class A common stock held by the SHILOH Trust;

     E. Dr. Samueli held options to acquire 506,2502shares of Class B common stock; and

     F. Dr. Samueli directly held four shares of Class A common stock.

     During 2000, the SHILOH Trust acquired 142 shares of Class A common stock in a pro rata distribution from a private investment.

V.	2001

     As of December 31, 2001, Dr. Samueli beneficially owned 32,125,176 shares of Class A common stock, as follows:

     A. 3,058,649 shares of Class B common stock held by HS Management;

     B. 18,000,000 shares of Class B common stock continued to be held by HS Portfolio;

     C. 4,225,000 shares of Class B common stock held by Lifetime Benefit Trust;

     D. 6,778,881 shares of Class B common stock and 142 shares of Class A common stock held by the SHILOH Trust;

     E. Dr. Samueli held options to acquire 62,5002 shares of Class B common stock; and

     F. Dr. Samueli directly continued to hold four shares of Class A common stock.

Page 17 of 19 Pages

     There were no acquisitions during 2001.

VI.	2002

     As of December 31, 2002, Dr. Samueli beneficially owned 31,988,737 shares of Class A common stock, as follows:

     A. 3,058,649 shares of Class B common stock continued to be held by HS Management;

     B. 17,139,135 shares of Class B common stock held by HS Portfolio;

     C. 860,865 shares of Class B common stock held by H&S Investments I, L.P.;

     D. 4,050,000 shares of Class B common stock held by the Lifetime Benefit Trust;

     E. 6,588,418 shares of Class B common stock held by the SHILOH Trust;

     F. Dr. Samueli held options to acquire 1,000,000 shares of Class A common stock, of which 291,666 were exercisable within 60 days of December 31, 2002; and

     G. Dr. Samueli directly continued to hold four shares of Class A common stock.

     Dr. Samueli acquired options to purchase 1,000,000 shares of Class A common stock during 2002.

VII.	2003

          As December 31, 2003, Dr. Samueli beneficially owned 30,217,904 shares of Class A common stock, as follows:

     A. 1,433,649 shares of Class B common stock held by HS Management;

     B. 17,139,135 shares of Class B common stock continued to be held by HS Portfolio;

     C. 860,865 shares of Class B common stock continued to be held by H&S Investments I, L.P.;

     D. 3,675,000 shares of Class B common stock held by the Lifetime Benefit Trust;

     E. 6,588,418 shares of Class B common stock continued to be held by the SHILOH Trust;

     F. Dr. Samueli continued to hold options to acquire 1,000,000 shares of Class A common stock, of which 520,833 were exercisable within 60 days of December 31, 2003; and

     G. Dr. Samueli directly continued to hold four shares of Class A common stock.

     There were no acquisitions during 2003.

Page 18 of 19 Pages

Schedule A Endnotes

[1]	Such number does not give effect to the Issuer’s 2-for-1 stock splits, each in the form of a 100% stock dividend, effective February 17, 1999 and February 11, 2000.

[2]	Options granted under a prior plan that were immediately exercisable into restricted shares.

[3]	Such number gives effect to the Issuer’s 2-for-1 stock split effective February 17, 1999, but does not give effect to the Issuer’s 2-for-1 stock split effective February 11, 2000.

[4]	Such number gives effect to the Issuer’s 2-for-1 stock splits effective February 17, 1999 and February 11, 2000.

Page 19of 19 Pages